# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NATURAL GAS SERVICES GROUP INC, CIK 0001084991
CUSIP: 63886Q109
Title of class of securities: Common Stock, $.01 par value
Address of issuer's principal executive offices: 601 State Street, Suite 400, Southlake, Texas (TX), 76092
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001023875-25-000001
Filed by CIK 0001023875

## Reporting persons
- Franklin Mutual Advisers, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Formerly in accordance with SEC Release No. 34-39538 (January 12, 1998), Franklin Mutual Advisers, Inc. ("FMA") reported beneficial ownership separately on a disaggregated basis from Franklin Resources, Inc. ("FRI") in reliance on such release. As of the calendar quarter ended March 31, 2026, FRI went through an internal realignment such that FMA ceased to be disaggregated and ceased to report separately from FRI and FRI is now reporting beneficial ownership of equity securities attributed to FMA aggregated with other equity securities that may be beneficially owned by investment management subsidiaries of and reported by FRI.

## Item 1. Issuer
Name of issuer: NATURAL GAS SERVICES GROUP INC
Address of issuer's principal executive offices: 601 State Street, Suite 400, Southlake TX 76092

## Item 2. Person Filing
Name of person filing: Franklin Mutual Advisers, LLC
Address of principal business office or, if none, residence:
101 John F. Kennedy Parkway
Short Hills, NJ 07078-2789
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0.0%
Sole power to vote or to direct the vote: Franklin Mutual Advisers, LLC: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: Franklin Mutual Advisers, LLC: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Franklin Mutual Advisers, LLC: /s/THOMAS C. MANDIA, Thomas C. Mandia. Assistant Secretary of Franklin Mutual Advisers, LLC (04/28/2026)